Exhibit 99.1

Daqo New Energy Releases Labor Due Diligence Report

Shanghai, China—September 27, 2023—Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy", the "Company" or “we”), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced that it has released a labor due diligence report (“Labor Due Diligence Report”) based on a labor audit conducted by an independent third-party legal advisor.

The report is the result of a compliance assessment by the legal advisor of labor practices and records at Xinjiang Daqo New Energy Co., Ltd. (“Xinjiang Daqo”), Daqo New Energy, Chongqing Daqo New Energy Co., and other affiliated companies and organizations of Xinjiang Daqo (collectively referred as the “Daqo Companies”).

The investigations neither found evidence of forced labor or child labor of any kind, nor identified any activities that would constitute a violation of human rights under applicable labor laws or regulations. In particular, the Daqo Companies have no cooperation or partnerships with any labor camps, education and training centers or detention centers.

Ming Yang, CFO of Daqo New Energy, commented: “We are very pleased that this extensive review of our labor practices confirms that the Daqo Companies’ labor practices have been sound and in compliance with all applicable laws and regulations. The Board of Directors and the management of the Company have always had zero tolerance for unfair labor practices, especially forced labor.”

Key highlights of the Labor Due Diligence Report include:

•	Management Structure

A sound labor management structure runs across the entire human resources management structure of the Daqo Companies.

•	Human Rights Protection of Ethnic Minorities

The Daqo Companies have not set forth any restrictions against ethnic minorities in their recruitment or other labor management processes.

•	Forced Labor and child labor

There is neither forced labor nor child labor within the Daqo Companies.

•	Employment Discrimination

There is no employment discrimination based on factors such as gender, age, or sexual orientation within the labor management processes of the Daqo Companies.

•	Employee TRAINING AND Protection

The Daqo Companies conduct extensive training for new employees and provide protective measures to employees engaged in special types of work, such as work involving exposure to toxic substances or other occupational hazards.

Further details of the due diligence report can be found at http://ir.xjdqsolar.com/index.php?s=/Index/annual.

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) (“Daqo” or the “Company”) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. Founded in 2007, the Company manufactures and sells high-purity polysilicon to photovoltaic product manufactures, who further process the polysilicon into ingots, wafers, cells and modules for solar power solutions. The Company has a total polysilicon nameplate capacity of 205,000 metric tons and is one of the world's lowest cost producers of high-purity polysilicon.

For more information, please visit www.dqsolar.com.

For additional information, please contact:

Daqo New Energy Corp.

Investor Relations

Email: ir@daqo.com

Christensen

In China

Mr. Rene Vanguestaine

Phone: +86 178 1749 0483

Email: rene.vanguestaine@christensencomms.com

In the U.S.

Ms. Linda Bergkamp

Phone: +1 480 614 3004
Email: lbergkamp@christensencomms.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “might,” “guidance” and similar statements. Among other things, Daqo New Energy’s share repurchase plan and the industry’s outlook contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; the Company’s ability to significantly expand its polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; and the Company’s ability to lower its production costs. Further information regarding these and other risks is included in the reports or documents that the Company has filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date hereof, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.